APPENDIX A-3
EXECUTIVE OFFICERS AND DIRECTORS
OF
DELAWARE PROJECT 6 L.L.C.

Set forth below is a list of managers of Delaware Project 6 L.L.C., setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)
Brendan Kelleher, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Chief Compliance Officer of SoftBank Group International	
Hugh Manahan, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Partner, Co-Head of Strategic Transactions (Legal) of SoftBank Group International	
Kiran Kazmi, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Investment Director of SoftBank Group International	
Michelle A. Dreyer, a citizen of the United States of America c/o Corporation Service Company 251 Little Falls Drive Wilmington, DE 19808	Managing Director, Global Restructuring and Independent Director Services	